File No. 0-17551

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Months of April and May, 2002

DYNAMIC OIL & GAS, INC.
(Registrant's name)

Airport Executive Park
#205, 10711 Cambie Road
Richmond, B.C.
Canada V6X 3G5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc.
(Registrant)

Dated: 5-20-02

By: /s/ Mike Bardell
Mike Bardell, Chief Financial Officer & Corporate Secretary

DYNAMIC OIL & GAS, INC.

May 17, 2002

Dynamic Announces Reserves and NPV Estimates for Year Ending March 31, 2002

Dynamic is pleased to announce its estimated reserves of natural gas, natural gas liquids and oil, and their corresponding discounted net present values, pre taxes and after royalties (NPV). These estimates are independently prepared by Status Engineering & Associates Ltd. (Status), of Calgary, Alberta, and are effective April 1, 2002.

Dynamic's NPV was determined according to the Canadian Provincial Securities Administrators' National Policy No. 2-B, using estimated constant prices for commodities and associated operating costs. This determination closely aligns with NPV determinations in the U.S., where actual year-end constant prices/costs are used.

Petroleum and Natural Gas Reserves (Pre Taxes and Royalties) and 10% Discounted NPV (Pre Taxes, After Royalties)

	Reserve Volume Estimates			Constant Price/Cost
	Natural Gas	NGL's/Oil	Equivalent	10% Discounted NPV
	(mmcf)	(mbbls)	(mboe) *	($C000)
Proved Producing	31,099	1,908	7,091	59,876
Proved Non-Producing	8,972	230	1,725	10,608
Probable (risked 50%)	4,669	321	1,099	6,044
Total 2002	**44,740**	**2,459**	**9,915**	**76,528**
Total 2001	45,797	1,541	9,174	142,273
Increase (decrease)	(2.3)%	59.6%	8.1%	(46.2)%

* thousand barrels of oil equivalent, where 1 boe = 1 barrel of oil = 6 mcf of natural gas.

In determining the NPV for 2001, Status used a constant estimated natural gas price of $C3.77/mcf, based on 1,000 BTU per standard cubic foot. For oil, a constant estimated price of $C29.35/barrel was used, based on 40^0 API oil priced at $C30.90 at Edmonton, Alberta. These prices represent Status' expectations of Dynamic's weighted average prices achievable over the nine-month period April to December, 2002, using contract terms and conditions in existence at the Company's March 31, 2002 fiscal year end. Dynamic's actual weighted average prices for the month of March, 2002 were $C3.24/mcf for natural gas and $C33.27/barrel for oil.

The Company's estimated 10% discounted NPV of its proved and 50% probable reserves was $C76.5 million. This represents an estimated net present value of $C3.74 per share (weighted average number of shares outstanding as at March 31, 2002 = 20.5 million, basic). The estimated 10% discounted NPV last year was $C142.3 million, a value based on constant estimated prices of $C7.22/mcf for natural gas and $C38.18/barrel for oil.

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 - 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

During fiscal 2002, new extensions and discoveries on the Company's Alberta properties, St. Albert and Halkirk, added 623 mboe to its estimated reserve base, 62% of which was oil and 38% natural gas and natural gas liquids. Also during fiscal 2002, the Company acquired additional producing interests at St. Albert that increased its estimated reserve base by 2,864 mboe, 72% of which was natural gas, 25% natural gas liquids and the remainder oil. Production and revisions to previous estimates reduced reserves by 2,746 mboe, all of which was natural gas and natural gas liquids. Of the 2,746 mboe, approximately 43% was production, while the remainder was revisions to previous estimates applicable to Peavey/Morinville interests in Alberta.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada's natural gas and oil reserves. The Company owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northeastern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 - 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

DYNAMIC OIL & GAS, INC.

TSE:DOL NASDAQ:DYOLF
1-800-663-8072

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N E W S R E L E A S E

Member of Canadian Association of Petroleum Producers TSE:DOL NASDAQ:DYOLF

DYNAMIC OIL & GAS, INC.

April 25 , 2002

Normal Course Issuer Bid

The Company announced today that it is, subject to regulatory approval, proceeding with a normal course issuer bid whereby it will purchase for cancellation up to 1,000,000 Common shares, representing approximately 5% of the outstanding Common shares of the Company. The Company currently has 20,462,230 issued and outstanding Common shares.

The Normal Course Issuer Bid (the "Bid") will, subject to regulatory approval commence on May 1, 2002 and end on March 31, 2003 or on such earlier date that the Company completes its purchases. All purchases will be effected through the facilities of the Toronto Stock Exchange and/or NASDAQ Small-Cap Market. The consideration offered will be cash, payable from the Company's current unallocated working capital and from revenues received from production on its St. Albert property in Alberta, Canada, all in accordance with the by-laws and rules of the Exchanges. There will be no restrictions on the price the Company is prepared to pay per share other than that purchases will not be made if the Company does not believe that the purchase would be advantageous to the Company and its shareholders and that the purchases will be made at market price. The Company previously made a Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange and the NASDAQ Small-Cap Market from April 9, 2001 to March 31, 2002. During that time a total of 178,800 shares were repurchased and returned to the Company's treasury. The average price of the shares purchased was $1.62 Cdn.

The Company's Directors consider that its Common shares are trading at a discount to its underlying assets and that the market price is not reflective of its underlying value. The

Company's Directors believe this is a sound investment that is beneficial to all shareholders of the Company and will not preclude the Company from pursuing its other business opportunities.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada's natural gas and oil reserves. The Company owns significant working interests in several Central Alberta producing properties, and in two sizeable exploratory properties located in southwestern and northeastern British Columbia.

On Behalf of the Board of Directors

Michael A. Bardell
Chief Financial Officer & Corporate Secretary

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, THE COMPANY'S SUCCESS IN REPURCHASING AND CANCELLING THE MAXIMUM AMOUNT OF SHARES AUTHORIZED, SUBJECT TO REGULATORY APPROVAL, OF 1,000,000 COMMON SHARES OF THE COMPANY. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING UNCERTAINTY OF THE COMPANY'S ABILITY TO PURSUE ITS BUSINESS OPPORTUNITIES AFTER TAKING INTO ACCOUNT ANY SHARE REPURCHASE TRANSACTIONS, AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON AUGUST 15, 2001."

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 - 10711 Cambie Road Richmond. British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

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